

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

August 10, 2007

via U.S. mail

Mr. Gary Freeman
Chief Executive Officer
Pediment Exploration Ltd.
905 West Pender Street, #300
Vancouver, British Columbia, Canada V6C 1L6

> **Re: Pediment Exploration Ltd.**
> **Amendment No. 2 to Registration Statement on Form 20-F**
> **Filed July 27, 2007**
> **File No. 0-52509**

Dear Mr. Freeman:

        We have reviewed your filing and response letter dated July 25, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form 20-F

General

1.   We note your response to prior comment 3 and reissue the comment. Please update the disclosure in your registration statement in accordance with General Instruction C.(b) of Form 20-F. For example, update Tables No. 1, No. 10, No. 11 and No. 13 to a date more recent than April 30, 2007.   As another example, update the disclosure regarding your working capital to a date more recent than September 30, 2006 as found on page 27. These examples are not exhaustive; please update all information in your registration statement.

3.B. Capitalization and Indebtedness, page 16

2.   We note your response to prior comment 11 and reissue the comment. Please update table No. 5 and revise for consistency. For example, we note that the lead-in paragraph reads "Table No. 5 sets forth the capitalization and indebtedness of the Company as of 12/31/2006. Since then to 5/31/2007, the Company has issued 330,000 common shares related to the exercise of warrants, raising $29,120." Table No. 5 is dated April 30, 2007, which creates confusion as to the date of the table, and whether the 330,000 common shares indicated in the preceding paragraph are included in the table. Moreover, the disclosure on page 25 refers to your outstanding common shares as of January 31, 2007. Please revise throughout.

Incorporation and Name Changes, page 25

3.   We refer you to your response to prior comment 20. In a November 28, 2001 article from Canadian Corporate Newswire, it was reported that "Magna to Offer Fibre Optic Platform for Web Services Through ISP Agreement with Data Fortress." In a January 22, 2002 article from Canadian Corporate Newswire, it was reported that "Skinny Technologies is classified as a communications, media, publishing and printing company for the purpose of the CDNX index." In that same article, Mr. Daniel Walters, C.E.O. of Consolidated Magna Ventures, stated "Today's name change marks the birth of a new company… The evolution of Consolidated Magna Ventures into Skinny Technologies is just the beginning for us." Furthermore, in 2005 when you sold Podbook.com Ltd., which was a technology company, you again changed your name to Pediment, which appears to reflect your current business focus. In light of the apparent change in business focus from fibre optics to publishing and printing to the current business of minerals exploration, please explain your response that there was "no material 'change of business focus' associated with past 'Name Changes.'"

Operating and Financial Review and Prospects, page 57

4.   We note your response to our prior comment number 29. Please expand your disclosure to indicate when you disposed of your subsidiary "PODbook". It appears based on your Statement of Changes in Shareholders' Equity, this disposition occurred prior to September 30, 2003. Please contact us at your earliest convenience to discuss.

Critical Accounting Policies, page 59

5.   We note your response to our prior comment number 30. As it appears you have identified in your disclosure, various aspect of accounting that are most critical to your financial statements, please expand your disclosure to explain why these

areas of accounting are critical. We re-issue our prior comment number 30, which is reproduced below for your convenience:

Prior comment number 30

"Please expand your discussion of your critical accounting policies to include the critical methods, judgments and estimates associated with each policy you have identified. Your disclosure should specifically address why your assumptions and estimates bear the risk of change. Please refer to FRC 501.14 for guidance."

Fiscal 2006 Ended September 30, 2006 vs. Fiscal 2005, page 62

6. We note your response our prior comment number 32. Please remove your disclosure that refers to the development of your gold and silver holdings. Your use of the term "holdings" is unclear and may imply the existence of proven mineralization. Also note that, the term "development" has specific meaning in the mining industry including the inference of proven or probable reserves. Based on your disclosures, it appears your operations are focused on the acquisition and exploration of properties.

Financial Statements

Consolidated Statements of Cash Flows, page 102

7. Please reconcile the amount reflected as stock based compensation in your 2005 operating cash flows with the amount presented in your Consolidated Statement of Shareholders' Equity for that same year.

8. It appears you have made changes to the amounts presented in your Consolidated Statements of Cash Flows for fiscal year 2005. Please explain why you have not labeled the presentation as "Restated" and provided the requisite restatement disclosures. Please also explain why your audit opinion does not make reference to these changes. It is unclear whether your revisions have been audited.

Note 11 – Differences between Canadian and U.S. GAAP

9. We note your response to our prior comment number 44. It appears you have modified your U.S. GAAP financial statements to account for an adjustment to resource expenditures. Please explain why you have not indicated that the amounts have been restated and provided the restatement disclosures required by SFAS 154.

10. Please revise your disclosure to clarify how you account for mineral interest

acquisition costs under US GAAP. Refer to EITF 04-02 for US GAAP which indicates that these costs are tangible assets. Please contact us at your earliest convenience to discuss.

Exhibits

11.   We reissue prior comment 27. We could not locate the filed copy of the Inmet contract. Furthermore, please update your disclosure on page 63 regarding the Inmet agreement that "The next payment is not due until the end of July 2007…"

Engineering Comments

12.   We reissue comment 53 of our comment letter sent April 18, 2007. Please add the requested disclaimer to your website.

13.   We reissue comment 54 of our comment letter sent April 18, 2007. Please add the requested disclaimer to your website.

Closing Comments

We remind you that the Form 20-F registration statement became effective automatically under the Exchange Act 60 days from the date of filing, and the Exchange Act reporting requirements become operative at that time.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 or, in his absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: K. Stertzel
        J. Davis
        K. Schuler
        J. Wynn

        via facsimile
        Dayna Caouette
        (604) 669-0384